UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-34825

Ambow Education Holding Ltd.

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10080 N. Wolfe Rd,

Suite SW3-200, Cupertino, CA 95014

United States of America

Telephone: +1 (619) 684-8954

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Other Information

Attached hereto as Exhibit 99.1 is a press release dated August 5, 2025, announcing the Company’s unaudited financial and operating results for the three-month and six-month periods ended June 30, 2025.

The information contained in Exhibits 99.2 and 99.3 on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-264878), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

99.1	Press Release, dated August 5, 2025
99.2	Unaudited Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2024 and 2025 and Notes to the Unaudited Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2024 and 2025
99.3	Management Discussion and Analysis of Financial Condition and Results of Operations
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By:	/s/ Jin Huang
Name:	Dr. Jin Huang
Title:	Chief Executive Officer and Acting Chief Financial Officer

Date: August 5, 2025

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